X-Cal Resources Ltd.

PO Box 48479 Bentall Centre
Vancouver, BC V7X 1A0
Tel: (604) 662-8245 Fax: (604) 688-7740

DELIVERED BY MAIL

November 13, 2003

Office of International Corporate Finance
Securities & Exchange Commission
450 - 5th Street NW
Mail Stop 3-9
Washington, DC 20549 USA

To Whom It May Concern:

Re: XCL - EXEMPTION # 82-1655

Enclosed, please find the three most recent news releases for X-Cal Resources Ltd. The first is dated November 10, 2003; there are also two releases dated November 12, 2003.

Sincerely,
X-CAL RESOURCES LTD.

Karen McNair.
/km

encl

dlw 11/26

X-Cal Resources Ltd.

TSX/XCL **November 10, 2003**

News Release

REVISED TECHNICAL REPORT FOR THE SLEEPER GOLD PROJECT PENDING

X-Cal Resources Ltd. has been notified by the British Columbia Securities Commission ("BCSC") that the Annual Information Form filed by the Company is deficient and therefore the Company is not a qualifying issuer and the share hold period (four months) for securities issued by the Company under MI 45-302 are not available to the Company. This means that securities issued by the Company must be accompanied by a one-year hold until a revised technical report on the Sleeper Gold Property is filed by the Company and accepted by the BCSC.

Further to the Company's press release of June 25, 2003 the Company is working to provide a revised technical report for the Sleeper Gold Project located in Humboldt County, Nevada, and accompanying press release to address disclosure issues within the shortest time possible.

The above situation can affect the proposed financing announced by the Company on October 31, 2003. The Company is expecting proposals that can facilitate the exercise of X-Cal's option on 100% of the Sleeper Mining Company, LLC by alternative means. The financing proposals that are expected do not involve the issuance of securities by X-Cal.

•••••••

Visit our Website: www.x-cal.com

E-Mail: invrel@x-cal.com

For further information contact: ***Shawn Kennedy, President***
Tel: (604) 662-8245 Fax: (604) 688-7740

Note: *X-Cal Resources Ltd. can be referenced through the Standard & Poors Directory.*

X-Cal Resources Ltd.

03 NOV 21 AM 7:21

TSX/XCL **November 12, 2003**

News Release

RELEASE TO MEET BCSC REQUIREMENTS

BCSC has asked X-Cal for clarifications of certain previous announcements and documents cited by the Company. The following address these issues.

Resource estimations previously announced by the Company are not allowed under National Instrument 43-101 regulations. Previous detailed studies and calculations by MRDI in 1997 and Sierra Mining & Engineering LLC in 1998 are not allowed under NI 43-101 section 2.4 as Historical Estimates because they were conducted on behalf of the Company. Moreover, these previous studies were conducted prior to NI 43-101 regulations, and do not conform to current CIM classification standards. Therefore, the Company hereby reclassifies previously announced resources to the classification of an exploration target in the range of 51.1 million tons at an average grade of 0.023 ounces per ton gold (1.18 million ounces of gold) to 174.9 million tons at an average grade of 0.017 ounces per ton gold (3.01 million ounces of gold) to be the target of future exploration. The lower-end exploration target calculation is based upon 0.02 opt gold cutoff grades, and does not account for above ground targets. The second range for the exploration target is based upon a 0.01 opt gold cut off grade, and includes above ground exploration targets as described below. With this classification of the exploration targets immediately adjacent to the Sleeper Mine Pit, the Company hereby retracts previous statements concerning resource estimates including: "of measured and indicated resources ranging from 1.5 million ounces of gold to 3 million ounces", "Current global resource estimates for the mine site area are 5.8 million ounces of gold and 23.7 million ounces of silver", and previously published estimations in a Proteus Capital Corporation report table indicating 9.246 million ounces of "potential mineable" gold classification.

This exploration target occurs in the immediate vicinity of the Sleeper Mine Pit and includes the X-Cal discovery zone of West Wood, deepening of the Wood Pit, deepening of the Saddle zone, portions of the Northeast Sleeper Pit, and the Facilities zone in and adjacent to the mill facility. This exploration target also includes gold concentrations indicated in heaps, tailings and waste dumps created from previous mining. Detailed calculations defining this exploration target are from studies by MRDI in 1997 and by Sierra Mining & Engineering LLC in 1998, and from life of mine production and reconciliation studies. Exploration target calculations adjacent to the ultimate pit limit are based upon data from in excess of 1500 drill holes with intercepts below and/or adjacent to the current mine pit, recent drill holes completed by the Company, and

detailed geophysical data which help to identify alteration characteristics of the volcanic host rocks. Above ground exploration targets are part of this exploration concept and consist of possible economic recovery of gold contained in heaps, tailings and dumps. Above ground exploration target calculations were based upon life of mine blast hole data on 12 foot blast hole centers, monthly mine justification calculations, specialized drilling of the heaps, dumps and tailings by the Company, and preliminary metallurgical testing by the Company of bulk samples collected from heaps and tailings. Drill holes by the Company on the above ground exploration targets and adjacent to and below the Sleeper Mine Pit have confirmed calculated grades used in studies to determine the size of this exploration target concept.

The exploration target in the immediate vicinity of the Sleeper Mine Pit is considered conceptual in nature. Although it has a large number of data points from drilling and production, there is insufficient data or the lack of a CIM compliant information to classify this target concept into any resource category under current CIM standards. Moreover it is uncertain that further exploration and/or metallurgical studies will define resource or reserves within this exploration target immediately adjacent to the Sleeper Mine Pit.

To clarify exploration targets outside the immediate vicinity of the Sleeper Mine Pit, the Company continues to support the definition of more than 40 exploration targets within the 30 square mile land holdings of the project. Each of the exploration targets has the size dimension to host a potential discovery of significant size. Each of the targets are defined by multiple disciplines of exploration data including satellite imagery, detailed air photo studies, detailed high-resolution airborne magnetics geophysics, ground surveys of IP/Resistivity geophysics, gravity geophysics, multiple phases of geologic mapping (recent phases are digitized on GIS database), 7,599 soil samples collected under the supervision of Dr. Barry Smee who utilized QA-QC sampling and analysis procedures, 2,480 rock chip samples collected by professional geologists, reverse circulation drilling, MapInfo GIS database compilation, and three dimensional data compilation on Gemcom and Vulcan programs. Drill targets are tabulated in various reports and documents, and are defined as an exploration concept requiring 2 to 20 drill holes to test high quality exploration data. In many cases, the exploration target is to offset favorable geologic and/or mineralization intercepted in previous drill holes.

The Sleeper Project Exploration Team professionals are very positive about the list of step out exploration targets. However, the Company cautions that these exploration targets are conceptual in nature. It is uncertain if further exploration will discover a viable gold deposit by drill testing these targets. The company hereby clarifies its stand on a previously published statement by Larry D. Kornze, P. Eng., "...To date Sleeper has demonstrated mineralization to a depth of 500 m and the exploration done by X-Cal indicates that other similar ore bodies will be found on the property...". The Company agrees with the positive indications suggested by Mr. Kornze. Exploration targets are

conceptual in nature and fall into the uncertainty of any exploration program, and there is no guarantee that new discoveries will be made.

The report of Proteus Capital that previously appeared on the Company's web-site has been removed, and to the extent that it had been attributed to the Company is retracted, including any reserve ore resource estimates included in the report.

The contents of this release have been reviewed by Richard R. Redfern, M.Sc., C.P.G., who is a Qualified Person as defined in National Instrument 43-101.

• • • • • • •

Visit our Website: www.x-cal.com

E-Mail: invrel@x-cal.com

For further information contact: ***Shawn Kennedy, President***
Tel: (604) 662-8245 Fax: (604) 688-7740

Note: *X-Cal Resources Ltd. can be referenced through the Standard & Poors Directory.*

X-Cal Resources Ltd.

TSX/XCL **November 12, 2003**

News Release

SLEEPER GOLD PROJECT

The management of X-Cal Resources Ltd., accompanied by senior members of the Sleeper Exploration Team – Winthrop Rowe, M.Sc., Ken Snyder, Ph.D., and Larry D. Kornze, P.Eng., - are of the view that the Sleeper Gold Project, located in Humboldt County, Nevada, continues to have exceptional exploration potential accompanied by good location.

X-Cal is working to complete a revised technical report for the Sleeper Gold Project within the shortest time frame possible.

• • • • • • •

Visit our Website: www.x-cal.com

E-Mail: invrel@x-cal.com

For further information contact: ***Shawn Kennedy, President***
Tel: (604) 662-8245 Fax: (604) 688-7740

Note: X-Cal Resources Ltd. can be referenced through the Standard & Poors Directory.